Exhibit 99.2

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

INTRODUCTION

The following discussion of the operating results and financial position of Jaguar Mining Inc. (“Jaguar" or the "Company”) should be read in conjunction with the annual audited consolidated financial statements and the notes thereto of the Company for the years ended 2008 and 2007 and the unaudited consolidated financial statements and the notes thereto of the Company for the interim periods ended March 31, 2009 and 2008.  The financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).  The Company reports its financial statements in US dollars (“US$”), however a significant portion of the Company's expenses are incurred in either Canadian dollars (“Cdn.$”) or Brazilian reais (“R$”).

The discussion and analysis contained in this MD&A are as of May 11, 2009.

FORWARD-LOOKING STATEMENTS

Certain statements in this Management’s Discussion and Analysis (“MD&A”) constitute "Forward-Looking Statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation.  These Forward-Looking Statements include, among others, statements concerning the Company's future objectives, measured and indicated resources and proven and probable reserves, their average grade, the commencement period of production, cash operating costs and completion dates of feasibility studies, gold production and sales targets, capital expenditure costs, future profitability and growth in reserves.  Forward-Looking Statements can be identified by the use of words, such as "are expected", "is forecast", “is targeted”, "approximately" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.  Forward-Looking Statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements.

These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labour and equipment, the possibility of labour strikes and work stoppages  and changes in general economic conditions.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-Looking Statements, there may be other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

These Forward-Looking Statements represent our views as of the date of this discussion.  The Company anticipates that subsequent events and developments may cause the Company's views to change.  The Company does not undertake to update any Forward-Looking Statements, either written or oral, that may be made from time to time by, or on behalf of the Company, subsequent to the date of this discussion, other than as required by law.  For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company's Forward-Looking Statements, see the "CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS" and "RISK FACTORS" as filed in the Company’s Annual Information Form for the year ended December 31, 2008, filed on SEDAR and available at www.sedar.com. Further information about the Company is available on its corporate website www.jaguarmining.com.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF INFERRED AND MEASURED AND INDICATED RESOURCES

This document includes the term "inferred resources" and "measured and indicated resources".  The Company advises U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into proven or probable reserves.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

"Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.

SUMMARY DESCRIPTION OF JAGUAR’S BUSINESS

Jaguar is an Ontario incorporated gold producer engaged in the acquisition, exploration, development and operation of gold producing properties in the Iron Quadrangle region of Brazil, a greenstone belt located near the city of Belo Horizonte in the state of Minas Gerais.  Through a joint venture with Xstrata plc (“Xstrata”), the Company is also engaged in gold exploration at a greenfield site in the northeast of Brazil covering 186,600 acres.  In addition, the Company may consider the acquisition and subsequent exploration, development and operation of other gold properties in Brazil.

The Company is currently producing gold at each of its Turmalina, Paciência and Sabará operations and has recently started the construction of the Caeté Project and expansion of the Turmalina operation.  The Turmalina expansion and the Caeté Project build-out are expected to be completed during the third quarter of 2009 and the second quarter of 2010, respectively.

The Company is listed on the Toronto Stock Exchange and on the Arca Exchange of the New York Stock Exchange under the symbol “JAG”.

OUTLOOK AND OBJECTIVES

The Company’s 2009 production and cash operating cost estimates are as follows:

Operation	Production (oz)	Cash Operating Cost ($/oz)
Turmalina	80,000-85,000	$354-387
Paciência	65,000-70,000	$362-398
Sabará	20,000	$374-411
Total	165,000-175,000	$360-394
Note: Estimated cash costs are based on R$2.00 to R$2.20 per US$1.00.

The Company intends to become a mid-sized gold producer with sustainable production between 620,000 ounces and 700,000 ounces of gold per year by 2014.  The Company believes that the development initiatives it has carried out to date, which include over 30 km of underground development at its properties in Minas Gerais, give it a reasonable basis to express confidence that sufficient mineral resources exist and additional resources will be identified to reach and sustain its production targets.  Given management's extensive experience operating in the Iron Quadrangle, coupled with the geological characteristics of other gold operations in the same district, the Company believes the identification of additional gold resources to meet its production targets will not be a constraining issue.  The Company’s primary properties remain open at depth and along strike.

The Company’s objective is to enhance shareholder value by building, expanding and operating low-cost gold mines and by adding resources and reserves at its existing properties.  The Company plans to achieve this objective by completing the development of its Caeté Project and expanding overall production at its three largest properties.  The Company continues to aggressively explore and develop its resources in Brazil.  The Company has sought to reduce its risk profile and to differentiate itself from other junior mining companies by developing and expanding several mining operations rather than focusing on one operation.  This strategy will also allow the Company to rapidly grow the overall business if exploration confirms expanded mineral resources at any of its mines.  Management believes that the Company’s well-developed infrastructure, high grade resource base, experienced personnel and its fully developed health, safety and environment program favorably positions the Company to achieve attractive growth at relatively low risk compared with other junior gold developers.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

The Company believes it now has and will maintain at various levels of production a cost structure that will ensure its competitiveness.  Based on cash on hand and assumptions concerning production costs, foreign currency exchange rates, forward gold prices and limited borrowings, the Company believes it has the required funds to execute on its plans.  A sensitivity analysis, which addresses deviations from certain base assumptions for feed grade, costs, and other variables, used in the development of various technical reports the Company has previously filed, is provided in the Company’s Annual Information Form for the year ended December 31, 2008, dated February 11, 2009 and available on SEDAR at www.sedar.com.

PROJECT DEVELOPMENT REVIEW - OPERATIONS AND EXPLORATION

Production

During the quarter ended March 31, 2009, the Company produced a total of 32,868 ounces of gold at Turmalina and Paciência at an average cash operating cost of $409 per ounce compared to 21,414 ounces at an average cash operating cost of $428 per ounce during the same period last year (see Non-GAAP Performance Measures).  Gold production for the quarter ended March 31, 2009 increased 53% from the comparable quarter in 2008.  As planned, the Sabará operation was idled during the quarter ended March 31, 2009, minimizing the seasonal effect.  Leaching operations at Sabará resumed in April.  Overall, gold production for the quarter was on target with the Company’s 2009 Plan.  Cash operating costs were slightly higher (+3%) than planned but were offset by higher than expected selling prices (+9%).  The Company’s actual cash operating margin of $519 per ounce for the quarter ended March 31, 2009 exceeded the Company’s expected cash operating margin of $455 per ounce.

           The average exchange rate for the quarter ended March 31, 2009 was R$2.32/US$1.00 compared to R$1.74/US$1.00 for the quarter ended March 31, 2008.

Production and Operating Performance

The following tables set forth certain operating data at Turmalina, Paciência and Sabará for the quarters ended March 31, 2009 and 2008.

Quarter Ended March 31, 2009 Operating Data

	Ore Processed (t000)	Feed grade (g/t)	Plant Recovery rate (%)	Production (ounces)	Cash Operating cost/t	Cash Operating cost/ounce

Turmalina	120	5.38	90%	18,770	$55.90	$349
Paciência	155	3.26	91%	14,098	45.30	490
Sabará	-	-	-	-	-	-
Total	275	4.19	90%	32,868	$49.90	$409

Quarter Ended March 31, 2008 Operating Data

	Ore Processed (t000)	Feed grade (g/t)	Plant Recovery rate (%)	Production (ounces)	Cash Operating cost/t	Cash Operating cost/ounce

Turmalina	102	5.71	88%	17,155	$63.60	$387
Paciência	-	-	-	-	-	-
Sabará	109	1.61	68%	4,259	22.40	594
Total	211	3.59	85%	21,414	$42.30	$428

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

The Company’s operations, project development and exploration during the quarter ended March 31, 2009 are described below.

Turmalina
Operations

Turmalina is an underground mine utilizing the “sublevel stoping” and the “cut and fill” mining methods with paste fill.  Turmalina is currently processing 1,300 tonnes per day (“tpd”) of ore in its carbon-in-pulp (“CIP”) plant, which is the designed operating level.

During the quarter ended March 31, 2009, Turmalina produced 18,770 ounces of gold at an average cash operating cost of $349 per ounce compared to 17,155 ounces at an average cash operating cost of $387 per ounce during the quarter ended March 31, 2008.  Mine production at Turmalina during the quarter totaled 128,861 tonnes at an average run-of-mine (“ROM”) grade of 5.47 grams per tonne.  For the quarter ended March 31, 2009, the ore processed through the mill totaled 120,173 tonnes at an average feed grade of 5.38 grams per tonne and the average plant recovery rate was 90%, which is the design rate.

Expansion

The first phase of a planned three-phase expansion program at the Turmalina processing plant is underway and continued on schedule during the quarter.  In the current expansion, the Company intends to increase gold production by 25% from its present design rate of approximately 80,000 ounces per year to 100,000 ounces per year.  Detailed engineering and the civil works for the expansion of the CIP leaching circuit have been completed.Other components, including steel fabrication, modifications to the grinding and milling circuits and the tailings storage area are also underway.The expansion is expected to be completed during the third quarter of 2009.

Exploration - Brownfield

Jaguar’s reported mineral resources and reserves for Turmalina are to a depth of approximately 500 meters where the mineralized structure is open at depth and along strike.  As part of a recent drill program to prove the continuity of the mineralization at Ore Body A to a depth of over 800 meters, Jaguar drilled four holes to depths ranging from 850 meters to 1,100 meters.  Two of these drill holes intersected the mineralized structure in the Ore Body A to a depth of approximately 800 meters.  A grade of approximately 7.00 grams per tonne was encountered in a narrow zone at depth thereby confirming the extension of the mineralized structure.  Jaguar’s team believes the size of the mineralized structure and mineralization is similar to the existing reserve base in this ore body to the depth of 500 meters.  This is also consistent with the characteristics of other gold mines in the Iron Quadrangle, some of which have operated to depths of 2,400 meters.  Jaguar intends to update the inferred resources category at Turmalina but does not have any plans to conduct further deep drilling at Turmalina at this time.

As part of the surface exploration to estimate resource potential in a newly discovered oxide zone at Ore Body B, several trenches were opened in the outcropping to channel sample the mineralized zone.  Assay results revealed two separate mineralized areas with average grades ranging from 3.00 grams per tonne to 5.00 grams per tonne.  Jaguar’s team intends to update the geological model to incorporate this new data into the mine model.  The oxide ore from this new zone would be blended with sulfide ore and processed through the Turmalina Plant, providing additional lower cost ore in 2010.

    At Ore Body B and Zone D, additional gold bearing oxide ore has been identified in the weathered rock above the sulfide zone.  During the quarter ended March 31, 2009, the Company continued drilling in the Satinoco structure to estimate oxide and sulfide mineral resources.A total of 474 meters of drilling in six drill holes were completed during the quarter ended March 31, 2009.  Jaguar expects to complete the resource estimate by the third quarter of 2009.

                Jaguar has also discovered a new target at the Turmalina mining complex, the Fazenda Experimental Target.  Management believes this new structure has significant potential and is unrelated to the mineralized on-strike zone associated with Ore Bodies A, B and C and Zone D.  The Fazenda Experimental Target is located approximately five kilometers from the Turmalina Plant in a structure parallel to the existing ore bodies and zones, where historic mining work at shallow depths can be seen. Jaguar has conducted limited soil sampling, trenching and other geo-chemical work in the area over the past two years.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

During the third quarter of 2008, four drill holes totalling 716 meters were carried out at Fazenda Experimental, which included 200 meters along strike.  Three drill holes intercepted the mineralized structure.  Intersection grades varied from 2.9 grams per tonne to 6.5 grams per tonne at intervals of three meters or less.  Additional trenching has provided evidence that the mineralization near the surface extends well beyond areas where no drilling has taken place.

During 2009, Jaguar intends to conduct additional underground exploration as part of the development of Turmalina’s Ore Bodies A, B and C, Zones D and Faina, and Fazenda Experimental Target to increase resources and reserves and expand Turmalina’s annual production beyond the current plan of 100,000 ounces.

During the quarter ended March 31, 2009, drilling activity was focused on the Faina Zone, which contains 280,000 ounces of gold resources.  The objective of the drill program is to increase measured and indicated resources in this zone.  To date, a total of 3,133 meters of drilling in 14 drill holes were completed, with encouraging preliminary assay results.  The Company expects to provide a resource estimate for the Faina Zone consistent with NI 43-101 standards during the fourth quarter of 2009.

Paciência
Operations

Paciência’s Santa Isabel Mine is an underground mine utilizing the cut and fill mining method and a treated tailings backfill system.  Ore produced at the Santa Isabel Mine is transported to the new 1,800 tpd CIP processing plant, which was commissioned during the second quarter of 2008.

 During the quarter ended March 31, 2009, Paciência produced 14,098 ounces of gold at an average cash operating cost of $490 per ounce compared to $413 per ounce for the quarter ended December 31, 2008.  Average cash operating costs increased primarily due to (i) a decline in the ROM grade from the Santa Isabel Mine as new zones were brought into production, (ii) the inclusion of ore from the Company’s Pilar Mine where freight charges are significantly higher than from the Santa Isabel Mine and (iii) a slight decline in recovery rates to adjust the leach cycle time of the Pilar Mine ore, which is blended with ore from the Santa Isabel Mine.  However, shipping ore from the Company’s Pilar Mine to the Paciência processing plant reduces average cash operating costs for the Paciência operation.

                Mine production at Paciência totaled 149,336 tonnes at an average ROM grade of 3.24 grams per tonne, which includes 110,663 tonnes at an average grade of 2.86 grams per tonne from the Santa Isabel Mine and 38,673 tonnes at an average grade of 4.35 grams per tonne from the Pilar Mine.  The ore processed through the mill totaled 154,737 tonnes at an average feed grade of 3.26 grams per tonne.  The average plant recovery was on plan at 91%.

Programs to improve mine output and grades at the Santa Isabel Mine continued to advance during the quarter ended March 31, 2009.  The current effort focuses on higher grade lenses in the level 3 area of the mine which have not been accessed thus far.  Average ROM grades will improve as additional faces are opened, along with ore from the NW01 Zone, which includes ore from the newly discovered ultra high-grade zone, as well as from the nearby Conglomerates Target (see Exploration - Brownfield below).  Management believes its 2009 target for gold output from the Paciência CIP Plant will be achieved.

Exploration - Brownfield

During 2008, the Company conducted extensive underground development and exploration activities at the NW01 Zone, the Conglomerates Target and other targets in the area to add additional tonnes of ore both vertically and horizontally in an effort to increase the resource base for the Paciência operation.

Overall, the grades and mineralization observed at the NW01 Zone are similar to those measured at the Santa Isabel Mine.The access ramp, which is 5 meters x 5 meters in size, was completed in early 2008.  A total of 1,477 meters of ramp and drifts have been developed at the NW01 Zone, which is located two kilometers northwest of the Santa Isabel Mine.  This cross cut will eventually intersect the second level of the Santa Isabel Mine.  During this development, two new mineralized zones were encountered in 2008.  Historical surface excavation conducted by the Portuguese during the 17th and 18th centuries directly above the underground drift Jaguar is developing, suggests a high grade zone was extensively mined.

A drill hole into this zone depicted high amounts of “free” gold and a measured grade of 595 grams per tonne over 0.7 meters.  The shape and other characteristics of this structure suggest that other mineralized zones may be located in the vicinity of the NW01 Zone.  Channel samples were taken from a 10-meter span of the roof of the gallery and produced the following selected results:

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Sample number	Grams per tonne
585	12.79
586	1,781.00
587	765.00
588	7.03
589	10.35
590	887.00
591	199.00
592	44.67
1530	284.00
1531	251.00
1532	245.00
1538	21.50
1544	25.00
1549	48.75

Through mid-April, only approximately 20 meters of drift development across this ultra high-grade zone had been completed as compared to approximately 500 meters excavated on the surface by the Portuguese.  If the mineralization exhibits these ultra-high grades over the remainder of the zone marked by the surface excavations, it is possible that Jaguar could add significant new mineral resources to its resource base.

Surface and underground rigs are presently drilling in the southeast extension of the drift with the objective of intercepting additional mineralized zones.

There has not been sufficient exploration to define a mineral resource based on these drill and channel sampling results and it is uncertain if further exploration will result in mineral resources.  The drill and channel sampling results contained in this MD&A were reviewed by Ivan C. Machado, M.Sc., P.E., P.Eng., Principal of Salt Lake City based TechnoMine Services, LLC.  Mr. Machado serves as Jaguar's independent Qualified Person in accordance with NI 43-101.  SGS Laboratory in Vespasiano, Minas Gerais provided independent sample preparation and assay services, using standard industry practices.

A second geological horizon with mineralization at Paciência, not related to the São Vicente lineament where the Company has a resource and reserve base, is referred to as the Conglomerates Target.  This geological setting includes several concessions, which are located approximately 12 kilometers east of the Paciência processing plant.The property’s previous owners, the Anschutz Group and Western Mining, carried out exploration campaigns between 1985 and 1990, which included limited underground development and channel sampling, surface and underground diamond drilling and geological mapping.  Based on those efforts, a pre NI 43-101 gold resource of approximately 110,000 ounces was estimated.

In order to estimate the Conglomerates Target resources consistent with NI 43-101 standards, the Company conducted a 7,191 meter in-fill drilling program inside this target zone that consisted of 30 drill holes.  The Company also opened a portal into the host rock, developed 60 meters of a 4 meter x 5 meter concrete lined ramp and an additional 1,306 meters of ramp and drifts to reach levels one and two.

At level one, the conglomerate layer containing gold bearing mineralization was confirmed to extend over 100 meters and having the same grades and widths obtained through surface drilling.  At the exposed section, the mineralized conglomerate shows thicknesses that vary from less than 1 meter to 2.5 meters and grades of up to 200 grams per tonne.  Partial channel results in the drift already defined a mineralized zone with an average grade of 4.21 grams per tonne over a 280 m2 conglomerate layer area.  The development of exploration drifts in level one will continue laterally to expose the conglomerate layer.  Through additional drilling, the Company expects to estimate the resource potential in one known 300-meter section and trace the geometry of the conglomerate reef further along the strike.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

At level two, further underground development is being carried out to provide access to the mineralized zone for further in-fill drilling.  The Company is currently developing a new resource estimate and views this new geology as a potential significant resource for additional feed for the Paciência processing plant.

Sabará
Operations

Sabará Zone A and Serra Paraíso are above ground mines from which oxide ore is processed at a 1,500 tpd carbon-in-column (“CIC”) plant located adjacent to Zone A.

As planned, the Sabará operation was idled during the quarter ended March 31, 2009, minimizing the wet season effect.  Leaching operations at Sabará resumed in April 2009 and will continue through the remainder of the year.

As planned, the Company continues to further reduce mining operations at the Zone A, which is being supplanted by higher grade ore from the Serra Paraíso mineralized zone located approximately 25 kilometers away.  Production from the Sabará Plant is expected to account for approximately 10% of Jaguar’s total 2009 production.  By blending the higher grade ore from Serra Paraíso with ore from Zone A, the Company expects to significantly reduce average cash operating costs in 2009 compared to 2008.

Exploration - Brownfield

In order to add oxide resources to feed the Sabará Plant and thereby increase its mine life, the Company developed an exploration program at Sabará and Caeté in a 15,000 hectare area.  In addition to the Serra Paraíso Target, which was mentioned above, the Company is conducting channel sampling, soil geochemistry and trenching at three different targets near the Sabará operations.  Preliminary results from these identified new targets have given rise to a detailed drilling program that began in the first quarter of 2009.

Caeté Project
Development

Based on capital the Company raised in early March 2009, the Caeté Project was re-taken.  Mine development at Roça Grande and construction of the regional CIP processing plant were initiated during late-March 2009.  The processing facilities will include crushing and grinding circuits followed by a gravity separation circuit along with a leaching and CIP-ADR (carbon-in-pulp adsorption/desorption/recovery) plant.  The new plant will process the sulfide ore from the Company’s Pilar and Roça Grande Mines and other nearby targets.  The Company intends to use a combination of "cut and fill" and "selective stoping" methods at both mines, which incorporates a treated tailings backfill system.

Earthwork for the crushing and screening plant, grinding and milling plant and hydrometallurgical plant has been completed.  Detailed engineering is underway and civil works are expected to began in April 2009.  Commissioning of the Caeté Plant is expected to commence during the third quarter of 2010.

In December 2008, the Company began transporting ore by truck from the Pilar Mine to the Paciência processing plant to supplement the ore being supplied from Paciência’s Santa Isabel Mine.  The Company expects to continue this practice through the end of the second quarter of 2009 when ore from the NW01 Zone and the Conglomerates Target will replace ore from the Pilar Mine.  Drawing on the ore supplied from the fully-developed Pilar Mine has allowed the Company to train Caeté personnel under actual operating conditions and refine mining procedures, which should streamline start-up of the mine once the regional processing plant at Caeté is completed.

Exploration - Brownfield

As part of the Company’s effort to identify and add to its gold resource base at the Caeté Project, 75,000 meters of additional drilling are planned over the next few years on neighboring concessions near the Caeté regional processing plant.  One property previously mined in the early 20th century is referred to as Catita II.  The Company is currently carrying out a resource estimate for Catita II.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Pedra Branca Project
Exploration - Greenfield

In March 2007, Jaguar entered into a joint venture agreement with Xstrata to explore the Pedra Branca Project in the State of Ceará in northeastern Brazil.  The Pedra Branca Project has mineral rights to concessions totaling approximately 186,600 acres in a 65-kilometer shear zone.  The concessions are located in and around municipal areas with good infrastructure.

Xstrata carried out a preliminary exploration program that covered only 25 kilometers of the shear zone.  The program identified 10 kilometers of soil anomalies, including two large anomalies referred to as Coelho and Mirador Targets.  For the most part, the mineralized formations uncovered by Xstrata’s preliminary efforts are open along the extremity and lead both companies’ geologists to believe the area has significant potential for gold mineralization, which could include the presence of both oxide and sulfide formations in large structures.

Jaguar is currently conducting a comprehensive exploration program at the Pedra Branca Project, including extensive geological mapping, drainage and soil geochemistry, detailing of zones with anomalies, trenching and diamond drilling.  During the third quarter of 2007, Jaguar began a diamond drill program to test the continuity of the mineralization at depth.  To-date, 93 drill holes totaling 8,974 meters have been completed.  During the quarter ended March 31, 2009, the Company carried out geological reconnaissance in the concession area, trenching and soil geochemistry in preparation for further drilling.  The Company also initiated preliminary resource estimate work for the Mirador, Coelho and Queimada Targets.  Resource estimates consistent with NI 43-101 standards are planned to be completed during late 2009 or early 2010.

FINANCIAL REVIEW

During the quarter ended March 31, 2009, the market price of gold (London PM fix) traded in a range of $810 to $989, and averaged $907.  This was approximately 2% lower than the average price for the quarter ended March 31, 2008. Gold prices were highly volatile during the quarter ended March 31, 2009.  Gold has continued to be influenced by interest rate cuts, uncertainty in the credit and financial markets, investment and physical demand and inflation expectations.  A 10% change in the average market price of gold during the quarter ended March 31, 2009 would have changed the Company’s  income before income taxes by approximately $3.3 million.

                The Company reports its financial statements in US dollars (“US$”), however a significant portion of the Company's expenses are incurred in either Canadian dollars (“Cdn.$”) or Brazilian reais (“R$”). The average rates of exchange for the Cdn.$ per US$1.00 for the quarter ended March 31, 2009 and the quarter ended March 31, 2008 were 1.25 and 1.00 respectively.  The average rates of exchange for the R$ per US$1.00 for the quarter ended March 31, 2009 and the quarter ended March 31, 2008 were 2.32 and 1.74 respectively.  The impact of the weaker R$ during the first quarter of 2009 benefitted the Company’s cash operating costs during the period, as compared to reported cash operating costs in the final two quarters of 2008.  The Company’s estimates of average annual cash operating costs for 2009, as provided earlier, anticipate a slight strengthening of R$ versus the US$ during the balance of the current year.  A 10% change in the average R$ exchange rate during the quarter ended March 31, 2009 would have changed operating income by approximately $2.4 million.

Summary of Quarterly Results

The following chart summarizes the Company’s quarterly results of operations for the previous eight quarters:

	Three Months Ended
(unaudited)	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun
($ in 000s, except per share amounts)	2009	2008	2008	2008	2008	2007	2007	2007

Net sales	$33,285	$27,874	$25,799	$21,187	$18,797	$14,915	$14,962	$11,415
Net income (loss)	4,758	(3,443)	(1,301)	(351)	839	(14,825)	(8,654)	(3,685)
Basic and diluted income (loss) per share	0.07	(0.05)	(0.02)	(0.01)	0.01	(0.28)	(0.16)	(0.07)

Net sales over the periods shown above generally trended higher due to both an increase in ounces of gold sold and an increase in the average realized gold price.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Summary of Key Operating Results

	Three Months Ended
	March 31
	2009	2008
(unaudited)
($ in 000s, except per share amounts and shares outstanding)
Gold sales	33,285	18,797
Ounces sold	35,879	20,344
Average sales price $ / ounce	928	924
Gross profit	11,292	7,336
Net income	4,758	839
Basic and diluted earnings per share	0.07	0.01
Weighted avg. # of shares outstanding - basic	68,621,449	59,430,887
Weighted avg. # of shares outstanding - diluted	69,779,608	63,768,136

Quarter ended March 31, 2009 compared to March 31, 2008

Sales in the quarter ended March 31, 2009 increased $14.4 million or 77% from the quarter ended March 31, 2008, primarily due to an increase in ounces of gold sold.  The number of ounces of gold sold increased 76% to 35,879 ounces in the quarter ended March 31, 2009 compared to 20,344 ounces in the quarter ended March 31, 2008. The average realized gold price increased to $928 per ounce from $924 per ounce in the same quarter last year.

 Gross profit for the quarter ended March 31, 2009 increased to $11.3 million from $7.3 million for the quarter ended March 31, 2008.  The Company recognized net income of $4.8 million and $0.8 million for the quarters ended March 31, 2009 and 2008 respectively.

Review of Certain Operating Expenses and Other Income and Expenses

	Three Months Ended
	March 31
	2009	2008
(unaudited)
($ in 000s)
Stock based compensation	1,021	274
Administration	3,761	3,018
Forward derivative loss	-	318
Forward fx derivative gain	(287)	(393)
Foreign exchange gain	(2,578)	(2,248)
Interest expense	2,214	4,070
Interest income	(499)	(1,245)

 Stock based compensation expense varies depending upon when stock options, deferred share units, restricted share units, and stock appreciation rights vest and Jaguar Mining’s share price.

Administration costs increased from $3.0 million during the quarter ended March 31, 2008 to $3.8 million during the quarter ended March 31, 2009. The increase was mainly due to costs for legal and accounting including those associated with compliance with the Sarbanes Oxley Act as well as costs for certain strategic initiatives conducted by the Company.  The Company’s administration costs are generally in-line with other South American gold producers on a unit of production basis and are viewed by management as appropriate to achieve the Company’s growth targets.

    During the quarter ended March 31, 2008, the Company recognized a loss of $318,000 on forward derivative contracts the Company purchased as required by the lender for the Turmalina loan facility to manage the commodity price exposure on gold sales. During the quarter ended March 31, 2008, the Company closed the forward sales and forward purchase contracts.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

    The Company recognized an unrealized gain of $1.5 million for the quarter ended March 31, 2009 versus an unrealized loss of $882,000 for the quarter ended March 31, 2008 on forward foreign exchange contracts used to manage currency exposure on the R$.  The Company also recognized a realized loss of $1.2 million for the quarter ended March 31, 2009 versus a realized gain of $1.3 million for the quarter ended March 31, 2008 on forward foreign exchange contracts. (See Risk Management Policies - Hedging).

    Foreign exchange gain of $2.6 million was recognized during the quarter ended March 31, 2009 versus a gain of $2.2 million during the quarter ended March 31, 2008 primarily due to volatility of the R$ and Cdn.$.  During the quarter ended March 31, 2009, foreign exchange gains were incurred by the Cdn.$ private placement notes, Cdn.$ cash on hand held in Canada and R$ taxes which are recoverable from Brazilian tax authorities. These are offset by foreign exchange losses incurred by R$ cash on hand held in Brazil. The foreign exchange gains and losses are due to changes in the R$ and Cdn.$ versus the US$.

    Interest expense decreased from $4.1 million during the quarter ended March 31, 2008 to $2.2 million during the quarter ended March 31, 2009. The change was due to a decrease in debt. The Company repaid the loan facility held by the lender on March 13, 2008.

    Interest income decreased from $1.2 million during the quarter ended March 31, 2008 to $499,000 during the quarter ended March 31, 2009. Interest income was earned on deposits held in banks in Canada, the U.S. and Brazil.

FINANCIAL CONDITION, CASH FLOW, LIQUIDITY AND CAPITAL RESOURCES

Cash Flow Highlights
($ in 000s)

	Three Months Ended
	March 31
	2009	2008

Operating activities	5,977	(2,267)
Financing activities	63,113	83,127
Investing activities	(5,564)	(25,849)
Effect of foreign exchange on non-U.S. dollar denominated cash and cash equivalents	605	(4,050)
Increase in cash for the period	64,131	50,961
Beginning cash balance	20,560	45,711
Ending cash balance[1]	84,691	96,672
1Cash balance excludes $3.1 million of restricted cash on March 31, 2009 and $3.1 million on March 31, 2008.

Cash flow from operating activities generated $6.0 million of cash during the quarter ended March 31, 2009 versus cash consumed of $2.3 million during the quarter ended March 31, 2008.

Cash flow from financing activities generated $63.1 million of cash during the quarter ended March 31, 2009. On March 2, 2009, the Company completed an equity financing underwritten by a syndicate of underwriters and issued 13,915,000 common shares at Cdn.$6.20 per share for gross proceeds of Cdn.$86.3 million ($66.9 million). Pursuant to the underwriting agreement, the underwriters were paid a fee equal to four and one-half percent (4.5%) of the gross proceeds of the offering.  Proceeds of the offering will be used primarily to complete development of the Caeté Project with the balance for general working capital purposes. During the quarter ended March 31, 2008 financing activities generated $83.1 million, primarily as a result of an equity financing in February 2008 that generated gross proceeds of Cdn.$110.6 ($109.6 million). (See Note 6 to the interim financial statements for the quarter ended March 31, 2009.)

Investing activities consumed $5.6 million of cash during the quarter ended March 31, 2009 versus $25.8 million for the quarter ended March 31, 2008. The funds were used for mineral exploration, projects under development and the purchase of property, plant and equipment.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

The effect of foreign exchange on non-US$ denominated cash and cash equivalents was a $605,000 gain during the quarter ended March 31, 2009 compared to a $4.1 million loss for the quarter ended March 31, 2008.  This reflects the changes of the R$ and Cdn.$ versus the US$ during the respective periods.

Cash Requirements - 2009 Capital Spending Program
($ in 000s)

	Three Months Ended March 31, 2009	Estimate for 2009

Turmalina	$1,220	$21,122
Paciência	2,820	17,416
Sabará	34	407
Caeté Project	675	24,574
Other Spending [1]	60	7,997
Total capital spending	$4,809	$71,516
[1]Includes construction of the central spare parts room, purchase of maintenance equipment, other improvements, replacements and head office spending.

The Company believes that its cash held in accounts and cash flow generated by operations will be sufficient to finance existing operations and fund other cash requirements for 2009.

Total Capital Spending during the Period
($ in 000s)

Three Months Ended March 31, 2009

Capital spending - excluding exploration	$4,324
Capital spending - exploration	485
Total capital spending	$4,809

Amount paid in cash	$4,809
Amount financed	-
Total capital spending	$4,809

           The Company has identified four primary uses of capital during 2009.  These include:

(a)           mine development and processing capacity for the Caeté Project
(b)           Phase 1 expansion at the Turmalina operation
(c)           exploration at brownfield properties in the Iron Quadrangle
(d)           sustaining capital to maintain existing operations

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JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Contractual Obligations

The Company’s contractual obligations as at March 31, 2009 are summarized as follows ($ in 000s):

	Less than 1 year	1 -3 years	3 - 5 years	More than 5 years	Total

Contractual Obligations
Notes Payable
Principal	$4,640	$78,863	$-	$-	$83,503
Interest	7,301	16,036	-	-	23,337
Capital Lease	-	-	-	-	-
Operating Lease Agreements	192	135	-	-	327
Management Agreements[1]
Operations	1,078	1,231	-	-	2,309
Suppliers Agreements
Mine Operations[2]	333	-	-	-	333
Drilling[3]	96	-	-	-	96
Asset Retirement Obligations[4]	630	565	5,402	3,497	10,094
Joint Venture Agreement[5]	-	321	-	-	321
Total	$14,270	$97,151	$5,402	$3,497	$120,320

1	The term of the management agreements are two to three years. (See Note 11 to the Company's interim financial statements for the quarter ended March 31, 2009.)
2	The Company has the right to cancel the mine operations contract with 60 days advance notice. The amount included in the contractual obligations table represents the amount due within 60 days.
3	The Company has the right to cancel the drilling contract with 30 days advance notice. The amount included in the contractual obligations table represents the amount due within 30 days.
4	The asset retirement obligations are not adjusted for inflation and are not discounted.
5
The Company entered into a formal agreement with Xstrata for the Company to explore the Pedra Branca Gold Project in Ceará, Brazil (See Note 11(e) to the Company's interim financial statements for the quarter ended March 31, 2009).

Balance Sheet Highlights

($ in 000s)
	March 31	December 31
	2009	2008

Current assets	$109,139	$45,857
Long term assets	261,128	257,977
Total assets	$370,267	$303,834

Current liabilities	$27,952	$30,119
Long term liabilities	77,238	76,991
Total liabilities	$105,190	$107,110

                Working capital increased $65.4 million from $15.7 million at December 31, 2008 to $81.2 million at March 31, 2009. On March 2, 2009, the Company completed an equity financing underwritten by a syndicate of underwriters and issued 13,915,000 common shares at Cdn.$6.20 per share for gross proceeds of Cdn.$86.3 million ($66.9 million).

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Risk Management Policies - Hedging

Forward Foreign Exchange Contracts - Derivative Financial Instruments

The Company manages its exposure to changes in foreign exchange rates through the use of forward foreign exchange contracts to hedge certain future transactions denominated in foreign currencies. The Company hedges anticipated but not yet committed foreign currency transactions when they are probable and the significant characteristics and expected terms are identified.

As at March 31, 2009, the Company has forward foreign exchange contracts to purchase R$ at a weighted average rate of 1.93 as follows:

Settlement Date	Amount in thousands of US$	Settlement amount in thousands of R$
30-Apr-09	1,000,000	1,842,000
30-Apr-09	1,000,000	2,004,000
29-May-09	1,000,000	1,860,000
29-May-09	1,000,000	2,050,000
30-Jun-09	1,000,000	1,880,000
	5,000,000	9,636,000

The terms of the contracts require a percentage of the funds to be held on deposit as collateral to cover the contracts.  At March 31, 2009 and 2008, $3.0 million of cash was restricted for this purpose.

At March 31, 2009, current liabilities include $880,000 of unrealized foreign exchange losses (December 31, 2008, current liabilities include $2.4 million of unrealized foreign exchange losses).  Included in the statement of operations are the following amounts of unrealized and realized gains or losses on foreign exchange derivatives:

	Three Months Ended
	March 31
	2009	2008

Unrealized (gain) loss	$(1,541)	$882
Realized (gain) loss	1,254	(1,275)
Total	$(287)	$(393)

The forward exchange contracts are considered derivative financial instruments and are used for risk management purposes and not for generating trading profits.  The Company closely monitors exchange rates and, as deemed appropriate by management, will continue to enter into forward currency contracts with the aim of minimizing adverse changes in the R$ and US$ relationship.

The Company is exposed to credit-related losses in the event of non-performance by the major international financial institution handling the derivative financial instruments, but does not expect this highly rated counterparty to fail to meet its obligations.  Moreover, the exposure on the remaining forward exchange contracts is minimal based on the outstanding balance as of the date of this filing.

Hedge accounting is not applied to this derivative financial instrument.  The unrealized gains and losses will be recognized in the operating income of the Company and are a result of the difference between the spot price of the R$ and the forward currency contract price as at the balance sheet date.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet investment or debt arrangements.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

INCOME TAXES

The Company recorded an income tax expense of $440,000 for the quarter. This compares to a tax expense of $643,000 for the quarter ended March 31, 2008. The current quarter income tax provision reflects a current income tax expense of $440,000 and a future income tax expense of $nil. This compares to a current income tax expense of $2.4 million and a future income tax recovery of $1.7 million for the quarter ended March 31, 2008. The income tax expense reflects the current taxes incurred in Brazil.  The Company has net operating losses (“NOLs”) which can be applied to future periods.  The expense is reduced by the recognition of NOL tax losses available to be used against future incomes taxes payable in Brazil.

The consolidated balance sheet reflects a tax liability of $8.8 million at March 31, 2009 and $8.6 million at December 31, 2008.

The Company has approximately $14.4 million of tax losses available for carry forward in Canada and $22.8 million of tax losses available for carry forward in Brazil.

RELATED PARTY TRANSACTIONS

The Company incurred management fees of $525,000 for the quarter ended March 31, 2009 and $188,000 for the quarter ended March 31, 2008 from IMS Engenharia Mineral Ltda ("IMSE"), a company held by several officers of the Company, which provides operating services to the Company's Brazilian subsidiaries.  The fees are included in management fees in the statement of operations.  The Company entered into a service agreement with IMSE to render senior management services.  The agreement will expire December 31, 2011.

The Company incurred occupancy fees of $45,000 for the quarters ended March 31, 2009 and March 31, 2008 to Brazilian Resources, Inc. (“BZI”), a corporate shareholder, for use of administrative offices. The Company also incurred consulting fees and administrative service charges of $144,000 from BZI for the quarter ended March 31, 2009 (quarter ended March 31, 2008 - $118,000). The occupancy costs, consulting fees and administrative service fees are included in the statement of operations. As at March 31, 2009 accounts payable and accrued liabilities includes $53,000 (December 31, 2008 - $39,000) due to BZI.

The Company recognized rental income of $nil from Prometálica Mineração Ltda (“PML”) and $nil from Prometálica Centro Oeste Mineração Ltda (“PCO”) for the quarter ended March 31, 2009 (quarter ended March 31, 2008 - $8,000 from PML and $27,000 from PCO) for providing temporarily idle equipment and use of administrative offices. PML’s controlling shareholders are BZI and IMS Empreendimentos Ltda. (“IMS”), the founding shareholders of the Company.  PCO is controlled by IMS, a founding shareholder of the Company.  As at March 31, 2009 prepaid expenses and sundry assets includes $nil receivable from PML, and $nil from PCO (December 31, 2008 - $nil from PML and $12,000 from PCO). During the quarter ended March 31, 2009 the company received $nil (quarter ended March 31, 2008 - $19,000) of royalty income relating to the NSR from PML.

On August 11, 2008, PML filed a judicial restructuring in Belo Horizonte, state of Minas Gerais, Brazil.  At this time the financial impact of this action is indeterminate.  Prior to the filing, the primary shareholders of PML, BZI and IMS, provided a guarantee of PML’s obligation to Mineração Serras do Oeste Ltda (“MSOL”), a 100% owned subsidiary of the Company.  This guarantee will ensure the recovery of the Net Smelter Royalty due from PML if PML is unable to pay the Company.  As at March 31, 2009 the amount of the obligation is approximately $1.0 million.

The Company’s subsidiaries MSOL and MTL were required to pay an employment claim of a former employee who performed work for MSOL, then owned by BZI, and other BZI companies. BZI has guaranteed the amount owed to the Company of R$378,000 ($163,000), which will mature on September 30, 2011.  As at March 31, 2009, prepaid expenses and sundry assets include $163,000 receivable from BW Mineração, a wholly owned subsidiary of BZI.  (December 31, 2008 - $162,000).

CRITICAL ACCOUNTING ESTIMATES

The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets and liabilities as well as revenues and expenses.  The Company’s accounting policies are described in Note 2 to its interim financial statements for the quarter ended March 31, 2009.  The Company’s accounting policies relating to work-in-progress inventory valuation and amortization of property, plant and equipment, mineral exploration projects, and site reclamation and closure accruals are critical accounting estimates that are subject to assumptions regarding reserves, recoveries, future gold prices and future mining activities.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Gold in process and ore in stockpiles are stated at the lower of average production cost and net realizable value.  Production costs include labor, benefits, material and other product costs.  These costs are charged to earnings and are included in cost of sales.  The assumptions used in the impairment assessment of gold in process inventories include estimates of gold contained in the ore stacked, assumptions of the amount of gold stacked that is expected to be recovered and an assumption of the gold price expected to be realized when the gold is recovered.  If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-progress inventories, which would reduce the Company’s earnings and working capital.

In addition, GAAP requires the Company to consider, at the end of each accounting period, whether or not there has been an impairment of the capitalized mineral exploration projects, property, plant and equipment.  For producing properties, this assessment is based on expected future cash flows to be generated from the location.  For non-producing properties, this assessment is based on whether factors that may indicate the need for a write-down are present.  If the Company determines there has been an impairment because its prior estimates of future cash flows have proven to be inaccurate, due to reductions in the price of gold, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because the Company has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, the Company would be required to write-down the recorded value of its mineral exploration projects, property, plant and equipment, which would reduce the Company’s earnings and net assets.

The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment.  In general, these laws and regulations are continually changing and, over time, becoming more restrictive which impacts the cost of retiring assets at the end of their useful life.  The Company recognizes management’s estimate of the fair value of liabilities for asset retirement obligations in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset (where one is identifiable) is recorded and depreciated over the life of the asset.  Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed.  Over time, the liability will be increased each period to reflect the interest element (accretion) reflected in its initial measurement at fair value, and will also be adjusted for changes in the estimate of the amount, timing and cost of the work to be carried out.  Additionally, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company.

The Company’s mineral exploration projects and mining properties are depleted and depreciated on a units-of-production basis, which bases its calculations on the expected amount of recoverable reserves.  If these estimates of reserves prove to be inaccurate, or if the Company revises its mine plan due to reductions in the price of gold or unexpected production cost increases, and as a result the amount of reserves expected to be recovered are reduced, then the Company would be required to write-down the recorded value of its mineral exploration projects and mining properties and to increase the amount of future depletion and amortization expense, both of which would reduce the Company’s earnings and net assets.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Other than the changes in accounting policies noted below, the interim consolidated financial statements of the Company follow the same accounting policies and methods of the application as the annual audited consolidated financial statements. The interim consolidated financial statements do not contain all disclosures as required by Canadian GAAP for annual financial statements and, accordingly, should be read in conjunction with the Company’s annual audited consolidated financial statements.

(a)    The Company adopted the following new CICA Handbook Standard:

     (i)    Goodwill and intangible assets:

In February 2008, the CICA issued accounting standard Section 3064 Goodwill and Intangible Assets replacing accounting standard Section 3062, Goodwill and Other Intangible Assets, and accounting standard Section 3450, Research and Development Costs.  The new Section is applicable to financial statements relating to fiscal years beginning on or after October 1, 2008.  Accordingly, the Company adopted the standards for its fiscal year beginning January 1, 2009.  Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises.  Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  This standard did not have a material impact on the Company’s financial statements.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

     (ii)   Credit risk and fair value of financial assets and financial liabilities:

In January 2009, the CICA issued the Emerging Issues Committee (EIC) Abstract EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities,” effective for interim and annual financial statements ending on or after January 20, 2009. Earlier adoption of this abstract is permitted. EIC-173 provides further information on the determination of the fair value of financial assets and financial liabilities under Section 3855, “Financial Instruments - Recognition and Measurement.” It states that an entity's own credit and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC-173 should be applied retrospectively, without restatement of prior periods, to all financial assets and liabilities measured at fair value. The Company adopted this abstract during the first quarter of the 2009 fiscal year. This standard did not have a material impact on the Company’s financial statements.

(b) Accounting Principles Issued but not yet Implemented:

  (i)    Adoption of International Financial Reporting Standards:

In January 2006, the Accounting Standards Board announced its decision to require all Publicly Accountable Enterprises to report under International Financial Reporting Standards (IFRS) for years beginning on or after January 1, 2011.  These changes reflect a global shift to IFRS and they are intended to facilitate capital flows and bring greater clarity and consistency to financial reporting in the global marketplace.  (See Note 2(b)(i) to the Company’s 2008 annual financial statements.)

     (ii)   Business combinations:

In January 2009, the CICA issued the new handbook Section 1582, “Business Combinations,” effective for fiscal years beginning on or after January 1, 2011.  Earlier adoption of Section 1582 is permitted. This pronouncement further aligns Canadian GAAP with US GAAP and IFRS and changes the accounting for business combinations in a number of areas.  It establishes principles and requirements governing how an acquiring company recognizes and measures in its financial statements identifiable assets acquired, liabilities assumed, any non-controlling interest in the acquiree, and goodwill acquired.  The section also establishes disclosure requirements that will enable users of the acquiring company’s financial statements to evaluate the nature and financial effects of its business combinations.  The Company is considering the impact of adopting this pronouncement on the consolidated financial statements.

     (iii)   Consolidated financial statements and non-controlling interests:

In January 2009, the CICA issued the new handbook Section 1601, “Consolidated Financial Statements,” and Section 1602, “Non-Controlling Interests,” effective for fiscal years beginning on or after January 1, 2011. Earlier adoption of these recommendations is permitted. These pronouncements further align Canadian GAAP with US GAAP and IFRS. Sections 1601 and 1602 change the accounting and reporting for ownership interests in subsidiaries held by parties other than the parent.  Non-controlling interests are to be presented in the consolidated statement of financial position within equity but separate from the parent’s equity. The amount of consolidated net income attributable to the parent and to the non-controlling interest is to be clearly identified and presented on the face of the consolidated statement of income. In addition, these pronouncements establish standards for a change in a parent’s ownership interest in a subsidiary and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated.  They also establish reporting requirements for providing sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. The Company is currently considering the impact of adopting these pronouncements on its consolidated financial statements in fiscal 2011 in connection with the conversion to IFRS.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

On February 13, 2008, the CICA Accounting Standards Board (AcSB) confirmed that the changeover to IFRS from Canadian GAAP will be required for publicly accountable enterprises for interim and annual financial statements effective for fiscal years beginning on or after January 1, 2011, including comparatives for 2010. The objective is to improve financial reporting by having one single set of accounting standards that are comparable with other entities on an international basis.

The Company commenced its IFRS conversion project during 2008 and established a formal project governance structure to monitor the progress and critical decisions to IFRS. Regular reporting is provided by the project team to the Audit Committee of the Board of Directors.

The Company’s conversion plan is comprehensive and consists of four phases: preliminary study, evaluation, development, and implementation. The project plan addresses matters including changes in accounting policy, organizational structure and internal control, the modification of existing systems and the training and awareness of staff, in addition to other related business matters.

During 2008, the Company initiated the preliminary study phase which involves a high level review of the major differences between Canadian GAAP and IFRS as related to the Company’s accounting policies. This high level review will provide insight as to the most significant areas of difference applicable to the Company, including asset retirement obligations, foreign currency translations and share based compensation, as well as more extensive presentation and disclosure requirements under IFRS. A number of milestones have been achieved including the organization of an information and awareness session for senior management and the Audit Committee of the Board of Directors and the training of key project team members.

Currently the Company is engaged in the evaluation and development phases of the project. The Company has begun to perform an in-depth review of accounting policy impact, as well as defining the associated impact of the IFRS transition on financial reporting processes, disclosure controls and procedures and internal controls over financial reporting.

The Company continues to monitor standards development as issued by the International Accounting Standards Board and the AcSB, as well as regulatory developments as issued by the Canadian Securities Administrators, which may affect the timing, nature or disclosure of the Company’s adaption of IFRS.

The transition from current Canadian GAAP to IFRS is a significant undertaking that may materially affect the company’s reported financial position and results of operations. As the Company is still in the evaluation and development phases and has not yet selected its accounting policy choices and IFRS 1 exemptions, the Company is unable to quantify the impact of IFRS on its financial statements. The areas of significance identified above are based on available information and the Company’s expectations as of the date of this report and thus, are subject to change with new facts and circumstances.

The project team has developed a detailed IFRS transition plan and began to highlight certain key activities to provide insights into the IFRS project.

Given the progress of the project and outcomes identified, the Company could change its intentions between the time of communicating these key milestones and the changeover date. Further, changes in regulation or economic conditions at the time of the changeover or throughout the project could result in changes to the transition plan being different from those communicated. The Company will continue to assess the impact of adopting IFRS and will update its MD&A disclosures quarterly to report on the progress of its IFRS changeover plan.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

NON-GAAP PERFORMANCE MEASURES

The Company has included the non-GAAP performance measures Cash Operating Cost per tonne processed and Cash Operating Cost per ounce processed in this document.  These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies.  The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance.  Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP.  More specifically, management believes that these figures are a useful indicator to investors and management of a mine’s performance as they provide: (i) a measure of the mine’s cash margin per tonne/ounce, by comparison of the cash operating costs per tonne/ounce to the price of gold, (ii) the trend in costs as the mine matures and, (iii) an internal benchmark of performance to allow for comparison against other mines.  The definitions for these performance measures and reconciliation of the non-GAAP measures to reported GAAP measures are as follows:

Summary of Cash Operating Cost per tonne processed	Three Months Ended March 31, 2009

Production costs per statement of operations[1]	$15,983,000
Change in inventory [2]	(2,261,000)
Operational cost of gold produced [3]	13,722,000
divided by
Tonnes processed	275,000
equals
Cost per tonne processed	$49.90

Turmalina Cash Operating Cost per tonne processed	Three Months Ended March 31, 2009

Production costs	$7,717,000
Change in inventory [2]	(1,018,000)
Operational cost of gold produced [3]	6,699,000
divided by
Tonnes processed	120,000
equals
Cost per tonne processed	$55.90

Paciência Cash Operating Cost per tonne processed	Three Months Ended March 31, 2009

Production costs	$7,196,000
Change in inventory [2]	(183,000)
Operational cost of gold produced [3]	7,013,000
divided by
Tonnes processed	155,000
equals
Cost per tonne processed	$45.30

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Summary of Cash Operating Cost per oz of gold produced	Three Months Ended March 31, 2009

Production costs per statement of operations[1]	$15,983,000
Change in inventory [2]	(2,540,000)
Operational cost of gold produced [3]	13,443,000
divided by
Gold produced (oz)	32,868
equals
Cost per oz of gold produced	$409

Turmalina Plant Cash Operating Cost per oz produced	Three Months Ended March 31, 2009

Production costs	$7,717,000
Change in inventory [2]	(1,181,000)
Operational cost of gold produced [3]	6,536,000
divided by
Gold produced (oz)	18,770
equals
Cost per oz of gold produced	$349

Paciência Plant Cash Operating Cost per oz produced	Three Months Ended March 31, 2009

Production costs	$7,196,000
Change in inventory [2]	(299,000)
Operational cost of gold produced [3]	6,897,000
divided by
Gold produced (oz)	14,099
equals
Cost per oz of gold produced	$490

1	Production costs do not include cost of goods sold adjustment of approximately $1.1 million.

2 Under the Company’s revenue recognition policy, revenue is recognized when legal title passes.  Since total cash operating costs are calculated on a production basis, this change reflects the portion of gold production for which revenue has not been recognized in the period.

3	The basis for calculating cost per ounce produced includes the change to gold in process inventory, whereas the cost per tonne processed does not.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

                Management of the Company is responsible for establishing and maintaining a system of disclosure controls and procedures to provide reasonable assurance that all material information relating to the Company is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure. Management is also responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

There have been no changes during the quarter ended March 31, 2009 that, in management’s view, would have materially affected, or that are reasonably likely to materially affect, the Company’s internal control over financial reporting.

OUTSTANDING SHARE DATA

The Company’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange - Arca.

At May 11, 2009, the Company has 77,937,381 issued and outstanding common shares, as well as 7,003,913 stock options outstanding.

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JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

GLOSSARY OF MINING TERMS

Carbon-in-leach
A gold recovery process in which a slurry of gold-bearing ore, carbon and cyanide are mixed together.  The cyanide dissolves the gold, which is subsequently absorbed by and separated from the carbon.

Carbon-in-pulp
Similar to carbon-in-leach process, but initially the slurry is subjected to cyanide leaching in separate tanks followed by carbon-in-pulp. Carbon-in-leach is a simultaneous process.

Conversion factors
Weights and measures on this site represent units commonly used in the gold industry.  Conversion factors are provided below:

To Convert Imperial Measurement Units	To Metric Measurement Units	Multiply By

Acres	Hectares	0.404686
Feet	Metres	0.30480
Miles	Kilometres	1.609344
Ounces (troy)	Grams	31.1035
Pounds	Kilograms	0.454
Short tons	Tonnes	0.907185
Troy ounces per ton	Grams per tonne	34.2857

Cut-off grade
The minimum metal grade at which a tonne of rock can be processed on an economic basis.

Deposit
A mineralized body which has been physically delineated by sufficient drilling, trenching and/or underground work and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures; such a deposit does not qualify as a commercially mineable ore body or as containing mineral reserves until final legal, technical and economic factors have been resolved.

Development or mine development
Driving openings to access the mineral reserve in an underground mine.

Diamond or core drill
A type of rotary drill in which the cutting is done by abrasion rather than percussion.  The cutting bit is set with diamonds and is attached to the end of long hollow rods through which water is pumped to the cutting face.  The drill cuts a core of rock, which is recovered in long cylindrical sections, an inch or more in diameter.

Dilution
The effect of waste or low-grade ore being included unavoidably in the mined ore, lowering the recovered grade.

Doré
The precious metals product of the smelter, containing mainly gold and silver, that requires additional refining to high purity gold.

Drifting
Driving of tunnels through rock usually on a horizontal basis.

Feasibility study
A detailed report showing the feasibility of placing a prospective ore body or deposit of minerals within a mineral property into production.  This report typically includes, inter alia, the specific portion or portions of the property that should be included in a development block, conclusions and recommendations regarding any adjustments that should be made to the boundaries of a development block, a description of the work to be performed in order to develop the mineral resources within the development block and to construct a mine or mines and related facilities on the development block, the estimated capital and operating costs thereof, a proposed schedule for the timing of development and mine construction, and an assessment of the impact of the operation and the information obtained and evaluations made in respect thereof.

Grade
The concentration of metal or valuable mineral in a body of rock, usually expressed as a percentage or in grams per tonne or ounces per tonne.

Heap leaching
A process whereby gold is extracted by “heaping” broken ore on sloping impermeable pads and repeatedly spraying the heaps with a weak cyanide solution which dissolves the gold content. The gold-laden solution is collected for gold recovery.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Indicated mineral resource
An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, density, shape, and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred
That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence, limited sampling, and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, and workings.

Inferred mineral resource
An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Measured mineral resource
A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, density, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineralization
Mineral-bearing rock; the minerals may have been either a part of the original rock unit or injected at a later time.

Mineral reserve
A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral resource
A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form or quantity and of such a grade or quality that  has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

NI 43-101
Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects of the Canadian Securities Regulators.

Ore
Rock, generally containing metallic and non-metallic minerals that can be mined and processed at a profit.

Ounce (troy)
All ounces referenced herein are troy ounces.  Despite the world's gradual conversion to the metric system, the troy ounce remains a fixture of the gold industry and the most important basis for expressing quotations of most gold markets.  One troy ounce equals approximately 31.1 grams in weight.  There are 32.15 troy ounces in a kilogram.

Probable mineral reserve
A probable mineral reserve is the economically mineable part of an indicated, and in some circumstances a measured mineral resource, demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven mineral reserve
A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Qualified Person or QP
An individual who, in accordance with NI 43-101: (a) is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation mineral project assessment, or any combination of these; (b) has experience relevant to the subject matter of the mineral project and the technical report; and (c) is a member in good standing of a recognized professional association.

JAGUAR MINING INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar amounts are expressed in U.S. dollars)

Ramp
An inclined underground tunnel that provides access to an ore body for exploration, ventilation and/or mining purposes in an underground mine.

Reclamation
The process by which lands disturbed as a result of mining activity are reclaimed back to a beneficial land use.  Reclamation activity includes the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings impoundments, leach pads and other mine features, and contouring, covering and revegetation of waste rock piles and other disturbed areas.

Recoverable Reserves
Recoverable reserves represent the quantity of gold that can be recovered (i.e. mined) from existing gold resources.

Plant Recovery Rate
The percentage of valuable metal in the ore that is recovered by metallurgical treatment.

Refractory Ore
Mineralized rock in which much of the gold is encapsulated in sulphides or other minerals and is not readily amenable to dissolution by cyanide solutions (unlike oxidized ore) even with fine grinding.

Reserves and Resources
The Company’s classification of mineral reserves and resources and the subcategories of each conforms with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on August 20, 2000, which are in accordance with Canadian Securities Administrators' National Instrument 43-101 dated November 17, 2000.

Stockpile
Broken ore heaped on surface or prepared areas underground, pending treatment or shipment.

Stope
Working place in an underground mine where ore is extracted.

Tailings
The material that remains after all economically recoverable metals or minerals of economic interest has been removed from the ore through milling and processing.

Ton
A ton or short ton is a British imperial measure of weight equivalent to 2,000 pounds.

Tonne
A tonne or metric tonne is about 10% greater in weight than a short ton and equivalent in weight to 1000 kilograms or 2,205 pounds.

Waste
Barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

CORPORATE DIRECTORY

Jaguar Mining Inc. is incorporated under the laws
of Ontario.

DIRECTORS

Andrew C. Burns[1]

Gil Clausen[3,4]

William E. Dow[3]

Gary E. German[1,2,4]
Chairman

Anthony F. Griffiths[1,2,3]

Daniel R. Titcomb

1  Audit Committee
2 Compensation Committee
3 Corporate Governance Committee
4 Health, Safety and Environmental Committee

OFFICERS

Daniel R. Titcomb
President & CEO

James M. Roller
Chief Financial Officer & Treasurer

Lúcio Cardoso
Chief Operating Officer

Adriano L. Nascimento
VP Exploration & Engineering

Robert Zwerneman
VP Corporate Development, Director of IR

Robert J. Lloyd
Secretary

ADMINISTRATIVE  OFFICE

125 North State Street
Concord, NH  03301 - USA
Phone: (603) 224-4800
Fax:  (603) 228-8045
E-mail: ir@jaguarmining.com
Website: www.jaguarmining.com

REGISTERED OFFICE

100 King Street West, Suite 4400
1 First Canadian Place
Toronto, Ontario M5X 1B1 - Canada

OPERATING OFFICE

Rua Fernandes Tourinho 487, 7th Floor
CEP 30.112-000 - Belo Horizonte - MG
Brazil

AUDITORS

KPMG LLP
Toronto, Ontario
Belo Horizonte, Brazil

LEGAL COUNSEL

Davies Ward Phillips & Vineberg LLP
Toronto, Ontario
New York, NewYork

Hinckley, Allen & Snyder LLP
Concord, New Hampshire

BANKS

Bank of America
Boston, Massachusetts

HSBC
Toronto, Ontario

Royal Bank of Canada
Toronto, Ontario

STOCK TRANSFER AGENT

Computershare Investor Services Inc.
100 University Avenue, 9th Floor
Toronto, ON  M5J 2Y1
Phone: 1-800-564-6253
Fax: 1-866-249-7775
Email: service@computershare.com

EXCHANGE LISTING

Toronto Stock Exchange: “JAG”, “JAG.NT”
NYSE Arca: “JAG”